EXHIBIT 21.1
Subsidiaries of Netezza Corporation

Name	Jurisdiction of Organization
Netezza Security Corporation	Massachusetts
Netezza International Corporation	Delaware
Netezza Pty. Ltd.	Australia
Netezza Japan K.K.	Japan
Netezza Corporation Ltd.	United Kingdom
Netezza Canada Corporation	Canada
Netezza International Corporation, Korea Branch	Korea
Netezza GMBH	Germany
Netezza France (SARL)	France
Netezza Ireland Ltd.	Ireland
Netezza Italy S.R.L	Italy
NuTech Solutions, Inc.	North Carolina
Tizor Systems, Inc.	Delaware